Exhibit 99.2

HUT 8 MINING ANNOUNCES CLOSING OF PREVIOUSLY ANNOUNCED BOUGHT DEAL PUBLIC OFFERING and listing of common shares on NASDAQ

TORONTO, ON – June 15, 2021 - Hut 8 Mining Corp. (TSX: HUT) (the "Company") is pleased to announce that it has closed its previously announced bought deal public offering (the "Offering"), pursuant to which the Company issued an aggregate of 23,000,000 units of the Company (the "Units") at a price of C$5.00 per Unit for gross proceeds to the Company of C$115,000,000.00 (the "Offering"), which includes 3,000,000 Units issued with the full exercise of the over-allotment option granted to the Underwriters (as defined below).

The Company is also pleased to announce that trading of the Company’s common shares on The Nasdaq Global Select Market ("Nasdaq") is expected to begin later today under the symbol "HUT".

The Offering was led by Canaccord Genuity, as sole bookrunner, and Stifel GMP acting as co-lead underwriters, together with a syndicate of underwriters including Craig-Hallum Capital Group LLC (collectively, the "Underwriters").

Each Unit is comprised of one common share of the Company (a "Common Share") and one-half of one Common Share purchase warrant of the Company (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one additional Common Share (a "Warrant Share") at an exercise price of C$6.25 per Warrant Share at any time up to 24 months from the closing date of the Offering.

The Company intends to use the net proceeds from the Offering to support the growth of its business, as further described in the Prospectus Supplement (as defined below).

The Offering was made pursuant to a prospectus supplement dated June 11, 2021 (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated April 7, 2021 (the "Base Shelf Prospectus"), filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. In addition, the Prospectus Supplement was filed with the United States Securities and Exchange Commission (the "SEC") as a supplement to the Company’s registration statement on Form F-10 (SEC File No. 333-254059) (the "Registration Statement") under the United States/Canada Multi-Jurisdictional Disclosure System, which includes the Base Shelf Prospectus. The Prospectus Supplement, the Base Shelf Prospectus, and the Registration Statement contain important detailed information about the Company and the Offering.

Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR under the Company's profile, at www.sedar.com, and copies of the Prospectus Supplement and the Registration Statement are available on EDGAR on the SEC’s website under the Company's profile at www.sec.gov. Copies of the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained in Canada from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction

About Hut 8 Mining Corp.

Hut 8 is one of North America’s oldest, largest and innovation-focused digital asset miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing. – Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut.

Cautionary Note Regarding Forward-Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, information regarding the expected commencement of trading of the Company’s common shares on Nasdaq and the intended use of proceeds from the Offering.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Prospectus Supplement. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information: Media Contact: Hut 8, Dea Masotti Payne, T. 204-583-1695, E. dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

www.hut8mining.com